Exhibit 99.8

Key Messages

•	We have an exceptional team that has created a valuable pipeline for patients with autoimmune diseases.

•	Our diverse candidates activate natural immune regulatory mechanisms and thereby have the potential to achieve better clinical responses for patients.

•	We believe the deal is a testament to our innovation, science, people, and culture.

•

Merck, with its expertise in global drug development and the resources afforded to a large pharmaceutical company, is well-positioned to bring our pipeline of immunomodulators to the millions of patients living with autoimmune diseases.

1.	What are the terms of the deal?

a.	We’ve entered into an agreement to sell Pandion to Merck for $60/share all cash for a total equity value of approximately $1.85 billion.

2.	Any future milestone payments?

a.	No

3.	When is the deal expected to close?

a.	First half of 2021, subject to customary closing conditions.

4.	What are the risks that the deal won’t close?

a.	The transaction has been unanimously approved by both parties’ boards of directors and is subject to customary closing conditions.

5.	Why did you agree to sell Pandion?

a.

We have an exceptional team that has created a valuable pipeline for patients with autoimmune diseases. On balance, when taking into account the best interests of our shareholders and the patients we hope to one day serve with our medicines, we believe that Merck has expertise and resources available to bring our compounds through clinical development and to the millions of patients with autoimmune diseases at a scale that would be challenging for us to accomplish on our own.

6.	Why Merck?

a.

We believe that Merck, with its expertise in global drug development and the resources afforded to a large pharmaceutical company, is well-positioned to bring our pipeline of immunomodulators to the millions of patients living with autoimmune diseases.

7.	Why now?

a.	We believe that this acquisition is a transformative transaction for the company, its shareholders and patients that will allow our pipeline to advance as quickly as possible.

b.

Looking forward, PT101 is on-track to initiate multiple clinical programs across several indications in the US and globally – Merck has the expertise and resources available to bring our compounds through clinical development and to the millions of patients with autoimmune diseases at a scale that would be challenging for us to accomplish on our own.

8.	Was this expected?

a.

Our pipeline of innovative molecules has attracted interest from potential partners for some time. We believe an acquisition offer was always within the realm of possibilities. Achieving proof of mechanism with PT101 added significant value for the company.

9.	How many shares outstanding? Fully diluted?

a.	29,515,583 shares outstanding; 31,349,740 fully diluted.

10.	Will Merck be involved in any decision-making on the programs until the closing of the deal?

a.	By the terms of the agreement, we are to continue business as usual.

11.	How did the deal come about?

a.	Additional details about the transaction will be included in disclosure documents that will be filed with the SEC.

12.	Any other parties at the table? Was it a competitive process?

a.

Additional details about the transaction will be included in disclosure documents that will be filed with the SEC. We believe that this acquisition is a transformative transaction for the company, its shareholders and patients.

13.	Did you embark on a process after the Phase 1a data?

a.	Additional details about the transaction will be included in disclosure documents that will be filed with the SEC.

14.	What factored into the valuation?

a.

There’s a large unmet need across autoimmune diseases, and we have a very differentiated approach from currently marketed treatments. We believe Merck saw value not only in our lead asset PT101, but also in our modular platform and the opportunity for each candidate to address multiple autoimmune diseases.

15.	Will Pandion maintain operations under Merck? Any senior leadership who will remain?

a.	We will provide more details as we move through the process.

16.	What is the integration strategy?

a.	Until the transaction closes, it will be business as usual. Pandion will continue to operate as an independent company.

b.	Integration planning is a matter that will be addressed in the coming weeks, and we will provide further details at a future point in time.

17.	Who did you work with on the deal?

a.	Centerview and Skadden.